HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30, 2019 and 2018

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018
Revenues
Distribution (includes related party revenues of $70 and $139 (2018 - $70 and $137) for the three and six months ended June 30, respectively) (Note 24)	1,029	1,036	2,350	2,181
Transmission (includes related party revenues of $370 and $783 (2018 - $415 and $820) for the three and six months ended June 30, respectively) (Note 24)	374	430	802	851
Other	10	11	20	21
	1,413	1,477	3,172	3,053

Costs
Purchased power (includes related party costs of $261 and $815 (2018 - $247 and $765) for the three and six months ended June 30, respectively) (Note 24)	653	674	1,460	1,425
Operation, maintenance and administration (Notes 4, 24)	267	256	683	526
Depreciation, amortization and asset removal costs (Note 5)	221	210	433	407
	1,141	1,140	2,576	2,358

Income before financing charges and income taxes	272	337	596	695
Financing charges (Notes 4, 6)	117	99	280	187

Income before income taxes	155	238	316	508
Income tax expense (recovery) (Note 7)	(6)	32	(22)	74
Net income	161	206	338	434

Other comprehensive income (loss)	—	—	(1)	—
Comprehensive income	161	206	337	434

Net income attributable to:
Noncontrolling interest	2	2	3	3
Preferred shareholders	4	4	9	9
Common shareholders	155	200	326	422
	161	206	338	434

Comprehensive income attributable to:
Noncontrolling interest	2	2	3	3
Preferred shareholders	4	4	9	9
Common shareholders	155	200	325	422
	161	206	337	434

Earnings per common share (Note 22)
Basic	$0.26	$0.34	$0.55	$0.71
Diluted	$0.26	$0.33	$0.54	$0.71

Dividends per common share declared (Note 21)	$0.24	$0.23	$0.47	$0.45

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At June 30, 2019 and December 31, 2018

(millions of Canadian dollars)	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	35	483
Accounts receivable (Note 8)	602	628
Due from related parties (Note 24)	342	255
Other current assets (Note 9)	143	125
	1,122	1,491

Property, plant and equipment (Note 10)	20,946	20,687
Other long-term assets:
Regulatory assets (Note 11)	1,869	1,721
Deferred income tax assets	911	1,018
Intangible assets (net of accumulated amortization - $475; 2018 - $445)	437	410
Goodwill	325	325
Other assets (Note 12)	37	5
	3,579	3,479
Total assets	25,647	25,657

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	598	1,252
Long-term debt payable within one year (Notes 15, 17)	1,153	731
Accounts payable and other current liabilities (Note 13)	958	956
Due to related parties (Note 24)	5	89
	2,714	3,028

Long-term liabilities:
Long-term debt (includes $851 measured at fair value; 2018 - $845) (Notes 15, 17)	10,825	9,978
Convertible debentures (Notes 16, 17)	—	489
Regulatory liabilities (Note 11)	204	326
Deferred income tax liabilities	60	58
Other long-term liabilities (Note 14)	2,155	2,135
	13,244	12,986
Total liabilities	15,958	16,014

Contingencies and Commitments (Notes 26, 27)
Subsequent Events (Note 29)

Noncontrolling interest subject to redemption	20	21

Equity
Common shares (Note 20)	5,657	5,643
Preferred shares (Note 20)	418	418
Additional paid-in capital	48	56
Retained earnings	3,503	3,459
Accumulated other comprehensive loss	(4)	(3)
Hydro One shareholders’ equity	9,622	9,573

Noncontrolling interest	47	49
Total equity	9,669	9,622
	25,647	25,657

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended June 30, 2019 and 2018

Six months ended June 30, 2019 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2019	5,643	418	56	3,459	(3)	9,573	49	9,622
Net income	—	—	—	335	—	335	2	337
Other comprehensive income (loss)	—	—	—	—	(1)	(1)	—	(1)
Distributions to noncontrolling interest	—	—	—	—	—	—	(4)	(4)
Dividends on preferred shares	—	—	—	(9)	—	(9)	—	(9)
Dividends on common shares	—	—	—	(282)	—	(282)	—	(282)
Common shares issued	14	—	(11)	—	—	3	—	3
Stock-based compensation	—	—	3	—	—	3	—	3
June 30, 2019	5,657	418	48	3,503	(4)	9,622	47	9,669

Six months ended June 30, 2018 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2018	5,631	418	49	4,090	(7)	10,181	50	10,231
Net income	—	—	—	431	—	431	2	433
Distributions to noncontrolling interest	—	—	—	—	—	—	(3)	(3)
Dividends on preferred shares	—	—	—	(9)	—	(9)	—	(9)
Dividends on common shares	—	—	—	(268)	—	(268)	—	(268)
Common shares issued	10	—	(10)	—	—	—	—	—
Stock-based compensation	—	—	12	—	—	12	—	12
June 30, 2018	5,641	418	51	4,244	(7)	10,347	49	10,396

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30, 2019 and 2018

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2019	2018	2019	2018
Operating activities
Net income	161	206	338	434
Environmental expenditures	(8)	(6)	(16)	(10)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	193	182	384	361
Regulatory assets and liabilities	(3)	(11)	(173)	(3)
Deferred income taxes	(14)	24	(37)	59
Unrealized loss (gain) on foreign-exchange contract	—	(22)	22	(49)
Derecognition of deferred financing costs	—	—	24	—
Other	8	12	28	15
Changes in non-cash balances related to operations (Note 25)	(40)	(93)	(155)	(139)
Net cash from operating activities	297	292	415	668

Financing activities
Long-term debt issued	1,500	1,400	1,500	1,400
Long-term debt repaid	(1)	(1)	(229)	(1)
Short-term notes issued	482	1,370	2,592	2,542
Short-term notes repaid	(1,734)	(1,311)	(3,246)	(2,420)
Convertible debentures redeemed	—	—	(513)	—
Dividends paid	(149)	(141)	(291)	(277)
Distributions paid to noncontrolling interest	(2)	(2)	(6)	(5)
Common shares issued (Note 20)	3	—	3	—
Costs to obtain financing	(8)	(6)	(8)	(6)
Net cash from (used in) financing activities	91	1,309	(198)	1,233

Investing activities
Capital expenditures (Note 25)
Property, plant and equipment	(336)	(366)	(616)	(652)
Intangible assets	(24)	(22)	(48)	(36)
Capital contributions received	3	—	3	—
Other	—	4	(4)	7
Net cash used in investing activities	(357)	(384)	(665)	(681)

Net change in cash and cash equivalents	31	1,217	(448)	1,220
Cash and cash equivalents, beginning of period	4	28	483	25
Cash and cash equivalents, end of period	35	1,245	35	1,245

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and six months ended June 30, 2019 and 2018

1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). The acquisition of Hydro One Inc. by Hydro One was accounted for as a common control transaction and Hydro One is a continuation of business operations of Hydro One Inc. At June 30, 2019, the Province held approximately 47.3% (December 31, 2018 - 47.4%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON) in respect of the Bruce-to-Milton transmission line. Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Transmission
On March 7, 2019, the Ontario Energy Board (OEB) issued a decision on its reconsideration of its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirement dated September 28, 2017 (Original Decision) with respect to the rate-setting treatment of the benefits of the deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act 1998 (Ontario) to tax payments under the federal and provincial tax regimes which occurred when Hydro One became a public company listed on the Toronto Stock Exchange. See Note 11 - Regulatory Assets and Liabilities for additional information. On October 26, 2018, Hydro One filed a one-year inflation-based application with the OEB for 2019 transmission revenue requirement. On April 25, 2019, the OEB issued its decision on Hydro One Networks’ 2019 transmission rate application, and set the revenue index at 1.4% on a final basis effective May 1, 2019.
On November 23, 2018, B2M LP filed a revised 2019 revenue requirement with the OEB using the updated cost of capital parameters. On December 20, 2018, the OEB issued its decision approving the requested 2019 revenue requirement of $33 million, effective January 1, 2019.
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application for permission to include a revenue cap escalator index, which would allow for inflationary increases to its previously approved revenue requirement. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework.
Distribution
In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered its decision on the distribution rates application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements. See Note 11 - Regulatory Assets and Liabilities for additional information.
On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On February 11, 2019, the OEB issued a draft decision approving the requested increase, which was later finalized on March 28, 2019.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation
These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles (US GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited amended consolidated financial statements for the year ended December 31, 2018, with the exception of the adoption of new accounting standards as described below and in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited 2018 amended consolidated financial statements.
Leases
Effective January 1, 2019, the Company adopted Accounting Standards Codification (ASC) 842 - Leases using the modified retrospective transition approach using the effective date of January 1, 2019, as its date of initial application. In the Company's transition to ASC 842, the Company elected the package of practical expedients and the land easement practical expedient. As a result, there was a $27 million impact to the Consolidated Balance Sheet and no adjustments were made to prior period reported financial statement amounts. There was no material impact to the Consolidated Statement of Operations and Comprehensive Income. On adoption, the Company did not identify any finance leases.
At the commencement date of a lease, the minimum lease payments are discounted and recognized as a lease obligation. Discount rates used correspond to the Company's incremental borrowing rates. Renewal options are assessed for their likelihood of being exercised and are included in the measurement of the lease obligation when it is reasonably certain they will be exercised. The Company does not recognize leases with a term of less than 12 months. A corresponding Right-of-Use (ROU) asset is recognized at the commencement date of a lease. The ROU asset is measured as the lease obligation adjusted for any lease payments made and/or any lease incentives and initial direct costs incurred. ROU assets are included in other long-term assets, and corresponding lease obligations are included in other current liabilities and other long-term liabilities on the Consolidated Balance Sheets.
Subsequent to the commencement date, the lease expense recognized at each reporting period is the total remaining lease payments over the remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established at commencement date. The amortization of the ROU assets are calculated as the difference between the lease expense and the accretion of interest, which is calculated on the effective interest method. Lease modifications and impairments are assessed at each reporting period to assess the need for a re-measurement of the lease obligations or ROU assets.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present ASCs and Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 842	February 2016 - January 2019
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
Hydro One adopted ASC 842 on January 1, 2019 using the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. See Note 2 to the financial statements for impact of adoption. The Company has included the disclosure requirements of ASC 842 for interim periods in Note 19 to the financial statements.

ASU 2017-12	August 2017
Amendments will better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results.
			January 1, 2019	No impact upon adoption
ASU 2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	No impact upon adoption
ASU 2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2020	Hydro One early-adopted this ASU on April 1, 2019. The ASU was applied prospectively and there was no material impact upon adoption.

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 will not be applicable in the adoption of ASC 842.
			January 1, 2020	Under assessment
ASU 2019-04	April 2019
This amendment clarifies, corrects and improves several aspects of the guidance under Topic 326 Financial Instruments - Credit Losses, Topic 815 Derivatives and Hedging and Topic 825 Financial Instruments.
			January 1, 2020	Under assessment
ASU 2019-05	May 2019
The amendments in this update provide entities with an option to irrevocably elect the fair value option to be applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326.
			January 1, 2020	Under assessment
4.    BUSINESS COMBINATIONS
Avista Corporation Purchase Agreement
In July 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger). On January 23, 2019, Hydro One and Avista Corporation announced that the companies have mutually agreed to terminate the Merger agreement. As a result of the termination of the Merger agreement, on January 24, 2019, Hydro One paid a US$103 million termination fee to Avista Corporation as required by the Merger agreement. On January 24, 2019, the Company cancelled the $1.0 billion non-revolving equity bridge credit facility and on January 25, 2019, Hydro One terminated the US$2.6 billion non-revolving debt bridge credit facility (Acquisition Credit Facilities). No amounts had been drawn on the Acquisition Credit Facilities. On February 1, 2019, Hydro One entered into a credit agreement for a $170 million unsecured demand operating credit facility (Demand Facility) for the purpose of funding the payment of the termination fee and other Merger related costs. On February 8, 2019, Hydro One redeemed the convertible debentures and paid the holders of the Instalment Receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million. The redemption of the convertible debentures was paid with cash on hand. As a result of the termination of the Merger agreement, no payment was due or receivable by Hydro One on the foreign-exchange contract.
The following amounts related to the termination of the Merger agreement were recorded by the Company during the six months ended June 30, 2019. All amounts were recognized in the first quarter.

•	$138 million for payment of the US$103 million Merger termination fee recorded in operation, maintenance and administration costs;

•	$22 million financing charges, due to reversal of previously recorded unrealized gains upon termination of the foreign-exchange contract;

•	redemption of $513 million convertible debentures and payments of related interest of $7 million; and

•	$24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.
See Note 16 - Convertible Debentures and Note 17 - Fair Value of Financial Instruments and Risk Management for details of the convertible debentures and the foreign-exchange contract, respectively.
5.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Depreciation of property, plant and equipment	164	160	328	318
Amortization of intangible assets	21	16	40	33
Amortization of regulatory assets	8	6	16	10
Depreciation and amortization	193	182	384	361
Asset removal costs	28	28	49	46
	221	210	433	407

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

6.    FINANCING CHARGES

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Interest on long-term debt	123	108	234	214
Derecognition of deferred financing costs (Notes 4, 16)	—	—	24	—
Unrealized loss (gain) on foreign-exchange contract (Notes 4, 17)	—	(22)	22	(49)
Interest on short-term notes	5	4	13	7
Interest on convertible debentures (Notes 4, 16)	—	16	7	31
Other	6	6	9	10
Less: Interest capitalized on construction and development in progress	(13)	(13)	(24)	(26)
Interest earned on cash and cash equivalents	(4)	—	(5)	—
	117	99	280	187
7.    INCOME TAXES
As a rate-regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Six months ended June 30 (millions of dollars)	2019	2018

Income before income taxes	316	508
Income taxes at statutory rate of 26.5% (2018 - 26.5%)	84	135

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(45)	(25)
Overheads capitalized for accounting but deducted for tax purposes	(9)	(9)
Pension and post-retirement benefit contributions in excess of expense	(8)	(4)
Interest capitalized for accounting but deducted for tax purposes	(6)	(7)
Environmental expenditures	(4)	(4)
Other	(6)	(8)
Net temporary differences	(78)	(57)
Incremental tax deductions from deferred tax asset sharing[2]	(32)	—
Net permanent differences	4	(4)
Total income tax expense (recovery)	(22)	74

Effective income tax rate	(7.0%)	14.6%
1 Included in current period’s amount is the accelerated tax depreciation (Accelerated CCA) of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.
2 Incremental tax deductions from deferred tax sharing represents the OEB’s prescribed allocation to ratepayers of the net deferred tax asset that originated from the transition from the payments in lieu of tax regime under the Electricity Act 1998 (Ontario) to tax payments under the federal and provincial tax regime.
8.    ACCOUNTS RECEIVABLE

(millions of dollars)	June 30, 2019	December 31, 2018
Accounts receivable - billed	315	292
Accounts receivable - unbilled	309	357
Accounts receivable, gross	624	649
Allowance for doubtful accounts	(22)	(21)
Accounts receivable, net	602	628

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2019 and the year ended December 31, 2018:

(millions of dollars)	Six months ended June 30, 2019	Year ended December 31, 2018
Allowance for doubtful accounts - beginning	(21)	(29)
Write-offs	8	25
Additions to allowance for doubtful accounts	(9)	(17)
Allowance for doubtful accounts - ending	(22)	(21)

9.	OTHER CURRENT ASSETS

(millions of dollars)	June 30, 2019	December 31, 2018
Regulatory assets (Note 11)	61	42
Prepaid expenses and other assets	62	41
Materials and supplies	20	20
Derivative instrument - foreign-exchange contract (Notes 4, 17)	—	22
	143	125
10.    PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)	June 30, 2019	December 31, 2018
Property, plant and equipment	30,850	30,485
Less: accumulated depreciation	(11,218)	(10,900)
	19,632	19,585
Construction in progress	1,156	947
Future use land, components and spares	158	155
	20,946	20,687

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

(millions of dollars)	June 30, 2019	December 31, 2018
Regulatory assets:
Deferred income tax regulatory asset	971	908
Pension benefit regulatory asset	528	547
Environmental	151	165
Foregone revenue deferral	99	—
Post-retirement and post-employment benefits - non-service cost	56	39
Stock-based compensation	39	43
Pension cost differential	26	—
Debt premium	19	22
Distribution system code exemption	10	10
Conservation and Demand Management (CDM) deferral variance	6	—
Other	25	29
Total regulatory assets	1,930	1,763
Less: current portion	(61)	(42)
	1,869	1,721

Regulatory liabilities:
Post-retirement and post-employment benefits	130	130
Green Energy expenditure variance	48	52
Retail settlement variance account	36	39
Tax rule changes variance	24	5
Pension cost differential	17	55
External revenue variance	11	26
2015-2017 rate rider	6	6
Deferred income tax regulatory liability	5	86
Other	13	18
Total regulatory liabilities	290	417
Less: current portion	(86)	(91)
	204	326
Deferred Income Tax Regulatory Asset and Liability
Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates.
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision). In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. The

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

regulatory balances relating to deferred tax asset sharing will continue to decrease as the tax savings are shared with ratepayers. Notwithstanding the recognition of the effects of the decision in the financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's deferred tax benefit decision. The appeal is scheduled to be heard on November 21, 2019.
Foregone Revenue Deferral
The foregone revenue deferral account records the difference between revenue earned based on distribution rates approved by the OEB in Hydro One Networks' 2018-2022 distribution rates application, effective May 1, 2018, and revenue earned under the interim rates until the approved 2018 and 2019 rates were implemented on July 1, 2019. The balance of this account is being recovered from ratepayers over an 18-month period ending December 31, 2020. The foregone revenue deferral account also records the difference between revenue earned based on transmission rates approved by the OEB in Hydro One Networks' 2019 transmission rate application, effective May 1, 2019, and the revenue earned under the interim rates until the approved 2019 rates were implemented on July 1, 2019. The balance of this account is being recovered from ratepayers over a 6-month period ending December 31, 2019.
Post-Retirement and Post-Employment Benefits - Non-Service Cost
Hydro One applied to the OEB for a regulatory asset account to record the components other than service costs relating to its post-retirement and post-employment benefits that would have previously been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018 and March 2019, the OEB approved the regulatory asset account for Hydro One Networks' Transmission Business and Distribution Business, respectively. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets, in the Post-Retirement and Post-Employment Benefits - Non-Service Cost regulatory asset.
Pension Cost Differential
Variances between the pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission and distribution businesses are recognized as a regulatory asset or regulatory liability, as the case may be. As part of its March 2019 decision on Hydro One Networks' 2018-2022 distribution rates, the OEB denied Hydro One's request to recover pension costs. On March 26, 2019, Hydro One filed a Motion to Review and Vary to the OEB and on April 5, 2019, an appeal to the Ontario Divisional Court was filed in respect to the recovery of pension contributions. The Company's position in the aforementioned motion and appeal is that the OEB made errors in its decision to disallow the recovery of Hydro One's pension contributions. Therefore, the Company has reflected the impact of this position in Hydro One Networks' distribution Pension Cost Differential regulatory account. The appeal is being held in abeyance pending the outcome of the motion.
Tax Rule Changes Variance
Subsequent to the 2019 federal and Ontario budgets (budgets) being enacted in the second quarter of 2019, Hydro One recorded the revenue requirement impact of accelerated depreciation rules in the tax rule changes variance account which gave rise to regulatory liabilities to be refunded to ratepayers in the future. The budgets provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028.
12.    OTHER LONG-TERM ASSETS

(millions of dollars)	June 30, 2019	December 31, 2018
ROU assets (Note 19)	25	—
Other	12	5
	37	5
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of dollars)	June 30, 2019	December 31, 2018
Accounts payable	132	179
Accrued liabilities	628	590
Accrued interest	104	96
Regulatory liabilities (Note 11)	86	91
Lease obligations (Note 19)	8	—
	958	956

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

14.    OTHER LONG-TERM LIABILITIES

(millions of dollars)	June 30, 2019	December 31, 2018
Post-retirement and post-employment benefit liability (Note 18)	1,453	1,417
Pension benefit liability (Note 18)	528	547
Environmental liabilities	126	139
Lease obligations (Note 19)	18	—
Long-term accounts payable	11	12
Asset retirement obligations	10	10
Other liabilities	9	10
	2,155	2,135
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2.3 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s committed revolving credit facilities.
At June 30, 2019, Hydro One’s consolidated committed, unsecured and undrawn credit facilities (Operating Credit Facilities) totalling $2,550 million included Hydro One's credit facilities of $250 million and Hydro One Inc.'s credit facilities of $2.3 billion. On June 3, 2019, the maturity dates for the Operating Credit Facilities were extended from 2021 and 2022 to 2024. At June 30, 2019, no amounts have been drawn on the Operating Credit Facilities.
On February 1, 2019, Hydro One entered into a credit agreement for a $170 million unsecured demand operating credit facility (Demand Facility) which was used to fund the payment of the Merger termination fee and other Merger-related costs. On June 6, 2019, the $170 million drawn on the Demand Facility was repaid, and the Demand Facility is no longer available.
The Company may use the credit facilities for working capital and general corporate purposes. If used, interest on the credit facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At June 30, 2019, no debt securities have been issued by HOHL.
Long-Term Debt
The following table presents long-term debt outstanding at June 30, 2019 and December 31, 2018:

(millions of dollars)	June 30, 2019	December 31, 2018
Hydro One Inc. long-term debt (a)	11,845	10,573
HOSSM long-term debt (b)	164	168
	12,009	10,741
Add: Net unamortized debt premiums	12	13
Add: Unrealized mark-to-market loss (gain)[1]	1	(5)
Less: Unamortized deferred debt issuance costs	(44)	(40)
Total long-term debt	11,978	10,709

Less: Long-term debt payable within one year	(1,153)	(731)
	10,825	9,978
1 The unrealized mark-to-market net loss of $1 million (December 31, 2018 - $5 million net gain) relates to $50 million of the Series 33 notes due 2020, $500 million Series 37 notes due 2019, and $300 million Series 39 notes due 2021. The unrealized mark-to-market net loss is offset by a $1 million unrealized mark-to-market net gain (December 31, 2018 - $5 million net loss) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One Inc. long-term debt
At June 30, 2019, long-term debt of $11,845 million (December 31, 2018 - $10,573 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. The maximum authorized principal amount of

12

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At June 30, 2019, $1.1 billion remained available for issuance until April 2020.
During the three and six months ended June 30, 2019, Hydro One issued long-term debt totalling $1.5 billion (2018 - $1.4 billion) under its MTN Program as follows:
•$700 million Series 42 notes with a maturity date of April 5, 2024 and a coupon rate of 2.54%;
•$550 million Series 43 notes with a maturity date of April 5, 2029 and a coupon rate of 3.02%; and
•$250 million Series 44 notes with a maturity date of April 5, 2050 and a coupon rate of 3.64%.
During the six months ended June 30, 2019, $228 million of long-term debt was repaid (2018 - $nil) under the MTN Program. No long-term debt was repaid during the three months ended June 30, 2019 (2018 - $nil).
(b) HOSSM long-term debt
At June 30, 2019, HOSSM long-term debt of $164 million (December 31, 2018 - $168 million), with a principal amount of $142 million (December 31, 2018 - $143 million) was outstanding. During the three and six months ended June 30, 2019 and 2018, no long-term debt was issued, and $1 million (2018 - $1 million) of long-term debt was repaid.
Principal and Interest Payments
At June 30, 2019, principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	1,153	486	2.3
Year 2	803	463	2.1
Year 3	603	446	3.2
Year 4	133	427	6.1
Year 5	700	419	2.5
	3,392	2,241	2.6
Years 6-10	1,400	1,922	2.9
Thereafter	7,195	4,331	5.0
	11,987	8,494	4.1
16.    CONVERTIBLE DEBENTURES
The following table presents the change in convertible debentures during the six months ended June 30, 2019 and the year ended December 31, 2018:

(millions of dollars)	Six months ended June 30, 2019	Year ended December 31, 2018
Carrying value - beginning	489	487
Amortization of deferred financing costs	—	2
Derecognition of deferred financing costs (Notes 4, 6)	24	—
Redemption	(513)	—
Carrying value - ending	—	489

Face value - ending	—	513
As a result of the termination of the Merger agreement (see Note 4 - Business Combinations), on February 8, 2019, Hydro One redeemed the Convertible Debentures and paid the holders of the instalment receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million.
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At June 30, 2019 and December 31, 2018, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

13

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019		December 31, 2018
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	50	50	49	49
$500 million MTN Series 37 notes	498	498	495	495
$300 million MTN Series 39 notes	303	303	301	301
Other notes and debentures	11,127	13,111	9,864	10,820
Long-term debt, including current portion	11,978	13,962	10,709	11,665
Fair Value Measurements of Derivative Instruments
At June 30, 2019, Hydro One Inc. had interest-rate swaps with a total notional amount of $850 million (December 31, 2018 - $850 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One Inc.’s fair value hedge exposure was approximately 7% (December 31, 2018 - 8%) of its total long-term debt. At June 30, 2019, Hydro One Inc. had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt;

•
two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt; and

•	a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
At June 30, 2019 and December 31, 2018, the Company had no interest-rate swaps classified as undesignated contracts.
In October 2017, the Company entered into a deal-contingent foreign-exchange forward contract (foreign-exchange contract) to convert $1.4 billion Canadian to US dollars at an initial forward rate of 1.27486 Canadian per 1.00 US dollars, and a range up to 1.28735 Canadian per 1.00 US dollars based on the settlement date. The contract was contingent on the Company closing the proposed Merger (see Note 4 - Business Combinations) and was intended to mitigate the foreign currency risk related to the portion of the Merger purchase price financed with the issuance of Convertible Debentures. This contract was an economic hedge and did not qualify for hedge accounting. It has been accounted for as an undesignated contract with changes in fair value being recorded in earnings as they occurred. As a result of the termination of the Merger agreement (see Note 4 - Business Combinations) in January 2019, the foreign-exchange contract was terminated and previously recorded unrealized gains of $22 million were reversed in financing charges. No payment was due or payable by Hydro One related to the foreign-exchange contract.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at June 30, 2019 and December 31, 2018 is as follows:

June 30, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments - fair value hedges (interest-rate swaps)	3	3	—	3	—
	3	3	—	3	—

Liabilities:
Long-term debt, including current portion	11,978	13,962	—	13,962	—
Derivative instruments - fair value hedges (interest-rate swaps)	2	2	—	2	—
	11,980	13,964	—	13,964	—

December 31, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instrument - foreign-exchange contract	22	22	—	—	22
	22	22	—	—	22

Liabilities:
Long-term debt, including current portion	10,709	11,665	—	11,665	—
Convertible debentures	489	491	491	—	—
Derivative instruments - fair value hedges (interest-rate swaps)	5	5	—	5	—
	11,203	12,161	491	11,670	—

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the six months ended June 30, 2019 and the year ended December 31, 2018:

(millions of dollars)	Six months ended June 30, 2019	Year ended December 31, 2018
Fair value of asset (liability) - beginning	22	(3)
Unrealized gain (loss) on foreign-exchange contract included in financing charges	(22)	25
Fair value of asset - ending	—	22
There were no transfers between any of the fair value levels during the six months ended June 30, 2019 and the year ended December 31, 2018.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a material decrease in Hydro One’s net income for the three and six months ended June 30, 2019 and 2018.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and six months ended June 30, 2019 and 2018 was not material.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At June 30, 2019 and December 31, 2018, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At June 30, 2019 and December 31, 2018, there was no material accounts receivable balance due from any single customer.
At June 30, 2019, the Company’s provision for bad debts was $22 million (December 31, 2018 - $21 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At June 30, 2019, approximately 7% (December 31, 2018 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At June 30, 2019 and December 31, 2018, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At June 30, 2019, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper,

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

and the Operating Credit Facilities. The short-term liquidity under the Commercial Paper Program, Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.
On June 18, 2018, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $4.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending on July 18, 2020. On November 23, 2018, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3.0 billion of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At June 30, 2019, no securities have been issued under the Universal Base Shelf Prospectus or the US Debt Shelf Prospectus.
18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Estimated annual Pension Plan contributions for the years 2019, 2020, 2021, 2022, 2023 and 2024 are approximately $78 million, $77 million, $78 million, $79 million, $81 million and $83 million, respectively. The most recent actuarial valuation was performed effective December 31, 2017, and the next actuarial valuation will be performed no later than effective December 31, 2020. Employer contributions during the six months ended June 30, 2019 were $39 million (2018 - $25 million).
The following tables provide the components of the net periodic benefit costs for the three and six months ended June 30, 2019 and 2018:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30 (millions of dollars)	2019	2018	2019	2018
Current service cost	36	44	14	12
Interest cost	75	70	15	14
Expected return on plan assets, net of expenses[1]	(115)	(116)	—	—
Amortization of actuarial losses	14	21	—	—
Net periodic benefit costs	10	19	29	26

Charged to results of operations[2]	6	2	11	9

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30 (millions of dollars)	2019	2018	2019	2018
Current service cost	73	88	28	24
Interest cost	151	141	30	28
Expected return on plan assets, net of expenses[1]	(231)	(233)	—	—
Amortization of actuarial losses	28	42	1	1
Net periodic benefit costs	21	38	59	53

Charged to results of operations[2]	14	11	23	21

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2019 is 6.5% (2018 - 6.5%).

[2]
The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and six months ended June 30, 2019, pension costs of $14 million (2018 - $4 million) and $33 million (2018 - $25 million), respectively, were attributed to labour, of which $6 million (2018 - $2 million) and $14 million (2018 - $11 million), respectively, was charged to operations, $4 million (2018 - $nil) and $9 million (2018 - $nil), respectively, was recorded as regulatory assets, and $4 million (2018 - $2 million) and $10 million (2018 - $14 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

19.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have typical terms of between three and five years with renewal options of additional three to five year terms at prevailing market rates at the time of extension. Renewal options are included in the lease term when their exercise is reasonably certain.
Other information related to the Company's operating leases was as follows:

	Three months ended June 30	Six months ended June 30
(millions of dollars)	2019	2019
Lease expense	3	5
Lease payments made	2	4

June 30, 2019
Weighted-average remaining lease term		5
Weighted-average discount rate		2.9%
At June 30, 2019, future minimum operating lease payments were as follows:

(millions of dollars)
Remainder of 2019	4
2020	12
2021	5
2022	2
2023	1
2024	1
Thereafter	3
Total undiscounted minimum lease payments	28
Less: discounting minimum lease payments to present value	(2)
Total discounted minimum lease payments	26
At December 31, 2018, future minimum operating lease payments were as follows:

(millions of dollars)
2019	7
2020	11
2021	4
2022	1
2023	1
Thereafter	4
Total undiscounted minimum lease payments	28
Hydro One presents its ROU assets and lease obligations on the Consolidated Balance Sheets as follows:

(millions of dollars)	June 30, 2019
Other long-term assets (Note 12)	25
Accounts payable and other current liabilities (Note 13)	8
Other long-term liabilities (Note 14)	18
20.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At June 30, 2019, the Company had 596,605,054 common shares issued and outstanding (December 31, 2018 - 595,938,975).

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

The following table presents the changes to common shares during the six months ended June 30, 2019:

(number of shares)
Common shares - December 31, 2018	595,938,975
Common shares issued - LTIP[1]	203,137
Common shares issued - share grants[2]	462,942
Common shares - June 30, 2019	596,605,054
1 During the six months ended June 30, 2019, Hydro One issued from treasury 203,137 common shares in accordance with provisions of the Long-term Incentive Plan (LTIP). This included the exercise of 129,780 stock options for $3 million.
2 During the six months ended June 30, 2019, Hydro One issued from treasury 462,942 common shares in accordance with provisions of the Power Workers’ Union (PWU) and the Society of United Professionals (Society) Share Grant Plans.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At June 30, 2019 and December 31, 2018, two series of preferred shares were authorized for issuance: Series 1 preferred shares and Series 2 preferred shares. At June 30, 2019 and December 31, 2018, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.
21.    DIVIDENDS
During the three months ended June 30, 2019, preferred share dividends in the amount of $4 million (2018 - $4 million) and common share dividends in the amount of $145 million (2018 - $137 million) were declared and paid.
During the six months ended June 30, 2019, preferred share dividends in the amount of $9 million (2018 - $9 million) and common share dividends in the amount of $282 million (2018 - $268 million) were declared and paid.
22.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Net income attributable to common shareholders (millions of dollars)	155	200	326	422

Weighted-average number of shares
Basic	596,503,988	595,867,452	596,234,123	595,628,410
Effect of dilutive stock-based compensation plans	2,442,181	2,130,394	2,368,823	2,282,375
Diluted	598,946,169	597,997,846	598,602,946	597,910,785

EPS
Basic	$0.26	$0.34	$0.55	$0.71
Diluted	$0.26	$0.33	$0.54	$0.71
The common shares contingently issuable as a result of the Convertible Debentures are not included in diluted EPS for the three and six months ended June 30, 2019 and 2018, as conditions for closing the Merger were not met. As a result of the termination of the Merger agreement (see Note 4 - Business Combinations), the Convertible Debentures were redeemed on February 8, 2019.

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

23.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (the PWU Share Grant Plan) and one for the benefit of certain members of the Society (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and six months ended June 30, 2019 and 2018 is presented below:

Three months ended June 30			Six months ended June 30
(number of share grants)	2019	2018	2019	2018
Share grants outstanding - beginning	4,234,155	4,825,732	4,234,155	4,825,732
Vested and issued[1]	(462,942)	(481,346)	(462,942)	(481,346)
Share grants outstanding - ending	3,771,213	4,344,386	3,771,213	4,344,386

[1]	On April 1, 2019, Hydro One issued from treasury 462,942 common shares to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Units (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and six months ended June 30, 2019 and 2018 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2019	2018	2019	2018
DSUs outstanding - beginning	35,205	214,843	46,697	187,090
Granted	6,608	28,817	19,131	56,570
Settled	—	—	(24,015)	—
DSUs outstanding - ending	41,813	243,660	41,813	243,660
At June 30, 2019, a liability of $1 million (December 31, 2018 - $1 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $22.84 (December 31, 2018 - $20.25) and was included in other liabilities on the Consolidated Balance Sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and six months ended June 30, 2019 and 2018 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2019	2018	2019	2018
DSUs outstanding - beginning	79,387	104,638	108,296	67,829
Granted	548	1,232	23,984	38,041
Settled	(27,438)	—	(79,783)	—
DSUs outstanding - ending	52,497	105,870	52,497	105,870
At June 30, 2019, a liability of $1 million (December 31, 2018 - $2 million) related to outstanding DSUs has been recorded at the closing price of the Company's common shares of $22.84 (December 31, 2018 - $20.25) and was included in other liabilities on the Consolidated Balance Sheets.

19

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

LTIP
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and six months ended June 30, 2019 and 2018 is presented below:

	PSUs		RSUs
Three months ended June 30 (number of units)	2019	2018	2019	2018
Units outstanding - beginning	484,430	844,700	397,300	715,990
Granted	—	12,860	—	10,190
Vested and issued	(516)	—	(780)	(13,470)
Forfeited	(6,214)	(11,040)	(4,750)	(12,640)
Settled	(167,360)	—	(41,350)	—
Units outstanding - ending[1]	310,340	846,520	350,420	700,070

	PSUs		RSUs
Six months ended June 30 (number of units)	2019	2018	2019	2018
Units outstanding - beginning	605,180	429,980	442,470	393,430
Granted	—	440,800	—	342,630
Vested and issued	(77,748)	—	(21,756)	(13,470)
Forfeited	(15,182)	(24,260)	(11,674)	(22,520)
Settled	(201,910)	—	(58,620)	—
Units outstanding - ending[1]	310,340	846,520	350,420	700,070
1 Units outstanding at June 30, 2019 include 16,620 PSUs and 102,260 RSUs that may be settled in cash if certain conditions are met. At June 30, 2019, a liability of $3 million has been recorded with respect to these awards and is included in accrued liabilities on the Consolidated Balance Sheet.
No awards were granted during the three and six months ended June 30, 2019. The fair value of awards granted during the three and six months ended June 30, 2018 was $nil and $16 million, respectively. The compensation expense related to the PSU and RSU awards recognized by the Company during the three and six months ended June 30, 2019 was $4 million and $9 million (2018 - $3 million and $5 million), respectively.
Stock Options
A summary of stock options activity during the three and six months ended June 30, 2019 and 2018 is presented below:

	Three months ended June 30		Six months ended June 30
(number of stock options)	2019	2018	2019	2018
Stock options outstanding - beginning	949,910	1,450,880	949,910	—
Granted	—	—	—	1,450,880
Exercised	(129,780)	—	(129,780)	—
Stock options outstanding - ending[1]	820,130	1,450,880	820,130	1,450,880
1 During the six months ended June 30, 2019, 706,070 stock options have vested, of which 129,780 were exercised. At June 30, 2019, 243,840 stock options remain non-vested.
At June 30, 2019, the unrecognized compensation expense related to stock options not yet vested was $1 million (December 31, 2018 - $1 million).

20

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

24.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.3% ownership at June 30, 2019. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB, are related parties to Hydro One because they are controlled or significantly influenced by the Province. Ontario Charging Network LP (OCN LP) is a joint-venture limited partnership between a subsidiary of Hydro One and OPG.

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2019	2018	2019	2018
Province	Dividends paid	72	69	142	136
IESO	Power purchased	259	245	809	758
	Revenues for transmission services	370	414	783	819
	Amounts related to electricity rebates	104	103	242	240
	Distribution revenues related to rural rate protection	60	61	118	118
	Distribution revenues related to the supply of electricity to remote northern communities	9	8	18	16
	Funding received related to CDM programs	8	10	23	22
OPG	Power purchased	2	2	5	6
	Revenues related to provision of services and supply of electricity	1	2	3	4
	Costs related to the purchase of services	1	—	1	—
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1
OEB	OEB fees	2	2	4	4
OCN LP	Investment in OCN LP	—	—	2	—
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash.
25.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Accounts receivable	33	5	23	53
Due from related parties	(79)	(94)	(87)	(84)
Other assets	3	6	(23)	(5)
Accounts payable	(6)	(5)	(43)	(36)
Accrued liabilities	28	42	31	75
Due to related parties	(11)	(32)	(84)	(152)
Accrued interest	(16)	(18)	8	(1)
Long-term accounts payable and other liabilities	1	(2)	1	(1)
Post-retirement and post-employment benefit liability	7	5	19	12
	(40)	(93)	(155)	(139)

21

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the Consolidated Statements of Cash Flows for the three and six months ended June 30, 2019 and 2018. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended June 30, 2019			Six months ended June 30, 2019
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(344)	(26)	(370)	(634)	(47)	(681)
Reconciling items	8	2	10	18	(1)	17
Cash outflow for capital expenditures	(336)	(24)	(360)	(616)	(48)	(664)

	Three months ended June 30, 2018			Six months ended June 30, 2018
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(380)	(21)	(401)	(673)	(33)	(706)
Reconciling items	14	(1)	13	21	(3)	18
Cash outflow for capital expenditures	(366)	(22)	(388)	(652)	(36)	(688)
Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Net interest paid	145	145	244	250
Income taxes paid	3	6	16	12
26.    CONTINGENCIES
Legal Proceedings
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Hydro One Inc., Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. were defendants in a class action suit commenced in 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. In March 2019, the plaintiff’s application for leave to appeal the lower court’s refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal, which means that the lawsuit has effectively ended.
There were four putative class action lawsuits filed by Avista Corporation shareholders in relation to the Merger. The plaintiffs in the four lawsuits were, respectively, Fink, Jenß, Samuel and Sharpenter. All of these class action lawsuits have now been dismissed.
27.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter:

June 30, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	135	74	8	2	3	15
Long-term software/meter agreement	18	12	1	2	1	1
Operating lease commitments	10	9	4	3	1	7

22

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter:

June 30, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	2,550	—
Letters of credit[2]	171	—	—	—	—	—
Guarantees[3]	330	—	—	—	—	—

[1]	On June 3, 2019, the maturity dates for the Operating Credit Facilities were extended to 2024.
2 Letters of credit consist of $163 million letters of credit related to retirement compensation arrangements, $5 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of $325 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $5 million provided by Hydro One to the Minister of Natural Resources relating to OCN LP.
28.    SEGMENTED REPORTING
Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities and the operations of the Company’s telecommunications business.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Three months ended June 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	374	1,029	10	1,413
Purchased power	—	653	—	653
Operation, maintenance and administration	101	154	12	267
Depreciation and amortization	114	104	3	221
Income (loss) before financing charges and income taxes	159	118	(5)	272

Capital investments	242	126	2	370

Three months ended June 30, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	430	1,036	11	1,477
Purchased power	—	674	—	674
Operation, maintenance and administration	95	140	21	256
Depreciation and amortization	107	102	1	210
Income (loss) before financing charges and income taxes	228	120	(11)	337

Capital investments	242	157	2	401

Six months ended June 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	802	2,350	20	3,172
Purchased power	—	1,460	—	1,460
Operation, maintenance and administration	200	300	183	683
Depreciation and amortization	227	202	4	433
Income (loss) before financing charges and income taxes	375	388	(167)	596

Capital investments	448	229	4	681

23

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Six months ended June 30, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	851	2,181	21	3,053
Purchased power	—	1,425	—	1,425
Operation, maintenance and administration	200	285	41	526
Depreciation and amortization	210	194	3	407
Income (loss) before financing charges and income taxes	441	277	(23)	695

Capital investments	432	271	3	706
Total Assets by Segment:

(millions of dollars)	June 30, 2019	December 31, 2018
Transmission	14,273	13,973
Distribution	9,501	9,325
Other	1,873	2,359
Total assets	25,647	25,657
Total Goodwill by Segment:

(millions of dollars)	June 30, 2019	December 31, 2018
Transmission	157	157
Distribution	168	168
Total goodwill	325	325
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
29.    SUBSEQUENT EVENTS
Dividends
On August 8, 2019, preferred share dividends of $4 million and common share dividends of $144 million ($0.2415 per common share) were declared.

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